UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

JumpTV, Inc.

File No. 000-53620 - CF# 23477

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JumpTV, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on April 9, 2009, as amended on June 23, 2009.

Based on representations by JumpTV, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through May 31, 2011
Exhibit 10.20	through May 31, 2011
Exhibit 10.21	through May 31, 2011
Exhibit 10.22	through May 31, 2011
Exhibit 10.23	through June 30, 2010
Exhibit 10.24	through September 30, 2010
Exhibit 10.25	through September 30, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel